NEWS RELEASE  July 6, 2005

Trading Symbol: AMM –TSX

www.almadenminerals.com

British Columbia Gold Exploration Update

Several significant work programs are planned or underway on Almaden Minerals Ltd.’s (“Almaden”) Canadian projects. Almaden currently has eleven active joint venture projects including seven in which a partner is earning an interest in an Almaden property through spending, a royalty on a porphyry copper exploration project in Sinaloa, Mexico, and a regional exploration joint venture with BHP Billiton World Exploration Inc. (BHPB) underway to explore for copper-gold deposits in Mexico. In addition, Almaden has shareholdings received as payments from partner companies that total more than 4,000,000 shares in fourteen companies.

Sam Au-Ag Project, B.C., Canada

Almaden has optioned the Sam property to Strongbow Exploration Inc. under terms whereby Strongbow can earn up to a 60% interest in the 10,765 hectare (26,598 acres) SAM property, located 25 km northeast of Lytton in southern British Columbia. The property hosts two gold bearing epithermal vein showings and a number of untested gold soil anomalies. The showings were discovered by Almaden over the preceding two years and represent part of a new, previously unexplored epithermal gold district located in a mature mining region that has excellent infrastructure. The northern part of the property hosts two gold bearing epithermal vein showings located approximately three kilometres apart. The high grade JJ showing consists of two closely spaced veins separated by approximately 0.5 metres of altered volcanic wall rocks, forming a mineralized zone grading 22.8 g/t gold over an estimated true width of approximately 2.0 metres. Large channel samples collected by Almaden in 2004 from a hand dug trench exposure have returned from 12.8 g/t gold to 53.4 g/t gold from vein material and 4.5 g/t to 9.2 g/t gold from altered wall rock. Eleven rock float samples have returned elevated gold values ranging from 0.19 g/t gold to 8.68 g/t gold, defining a prospective trend extending 1500 m to the east-northeast of the JJ showing. The Discovery showing is located northeast of the JJ showing and consists of a 250 m long zone of quartz float and a wide but low grade in-situ quartz breccia vein partly exposed by an old roadcut. Sampling of a hand excavated trench by Almaden in 2004 returned a weighted average gold value of 380 ppb (0.38 g/t) over a width of 4.2 metres. A June 2005 field evaluation by Strongbow confirmed the assay results previously reported by Almaden for the JJ and Discovery showings. A gold soil anomaly identified by Almaden approximately 50m across strike from the JJ showing was also confirmed with three samples returning 233 ppb gold, 675 ppb gold, and 1450 ppb gold. This soil anomaly suggests the mineralized system may have significant width in the JJ showing area. The property also hosts a number of additional anomalous soil and stream silt anomalies suggesting the potential presence of an extensive low sulphidation epithermal gold system.

Under the terms of the agreement with Almaden, Strongbow can earn a 51% interest in the SAM property by issuing to Almaden 600,000 shares and completing exploration expenditures of $2 million prior to December 31, 2008. Strongbow can increase its interest to 60% by spending an additional $2 million and issuing a further 400,000 shares to Almaden over the ensuing two years. Under certain conditions, Strongbow may elect to pay Almaden $300,000 in cash in lieu of the final 200,000 share payment. The agreement includes a commitment to issue 150,000 shares to Almaden upon regulatory approval and to spend $150,000 exploring the property prior to December 31, 2005. Strongbow has started a program of soil and stream silt sampling, including detailed sampling along strike from the JJ and Discovery showings. Ground geophysical surveys and further trenching are also planned in anticipation of a fall 2005 drilling program. The 2005 exploration program on the SAM property will be conducted under the supervision of David Gale, P.Geo. (BC), a Qualified Person within the meaning of National Instrument 43-101.

PV Au-Ag Project, B.C., Canada

Almaden has optioned the PV project to Consolidated Spire Ventures Ltd. (Spire). Spire can earn a 60% interest in properties by issuing 1.1 million shares of Spire to Almaden and expending C$1.3 Million on the property. The property covers gold prospects discovered by Almaden in an area not previously known for epithermal gold mineralisation. Reconnaissance prospecting has found numerous surface boulders of quartz veins and breccias. Grab samples from these have returned values ranging up to 43.3 g/t Au. Almaden has carried out early stage work including a small IP geophysical survey. Hand trenching on the Discovery Showing exposed a quartz vein/breccia in bedrock that returned significant values including 7.7g/t Au over 0.5m. Spire has informed Almaden that a large geologic mapping and sampling program designed to define drill targets is currently underway. Exploration on the PV project is being carried out under the direction of Mr. George Gorzynski, P.Eng., a Qualified Person under the meaning of Canadian National Instrument 43-101 and a director of Spire.

Elk (Siwash) Au Deposit, B.C., Canada

The Elk Gold deposit is located roughly two kilometres (km) south of Highway 97 and 45 km southeast of Merrit in the Okanagan area of Southern British Columbia. The mine is known for its very high gold grades and in the 1990’s; 51,750 ounces of gold were produced from 18,400 tons of quartz vein ore extracted from the B vein system in open pit and underground operations. A resource estimate carried out by Giroux Consultants in May 2004 based on data up to and including the 2003 drill program reported global resources as shown below.

Measured and Indicated Resource					Inferred Resource
Area	Gold Cut off Grade	Tonnes	Gold Grade (g/t)	Contained Ounces Gold	Tonnes	Gold Grade (g/t)	Contained Ounces Gold
B Flat Vein	7 g/t	19,100	26.70	16,400	500	7.74	100
B Steep Vein	7 g/t	39,700	54.50	69,600	53,300	19.93	34,200
B East Vein	7 g/t	2,800	19.43	1,700	25,800	14.98	12,400
WD Vein	7 g/t	42,600	29.82	40,800	98,700	14.69	46,600
1.0 cut off open pit	1.0 g/t	564,100	4.361	79,100	1,138,900	3.126	114,500
Total		668,300	9.66	207,600	1,317,200	4.91	207,800

In 2004 a diamond drill program was completed on the Elk Gold Deposit. The results were reported in a news release of March 3, 2005. The program consisted of 10,265 meters of NQ drilling in 44 holes. Almaden has initiated a 2005 drill program to further develop the resource and follow-up on encouraging results from 2004. The present program was designed to focus on increasing the resource along strike and at depth. Mr. Gary Giroux, M.A.Sc., P.Eng. of Giroux Consultants Ltd. supervised the resource calculation and is the qualified person under the meaning of National Instrument 43-101. The qualified person and supervisor for the 2004 exploration drill program is Wojtek Jakubowski, P. Geo. of Almaden.

Regional Exploration, B.C.

Almaden currently has initiated a regional prospecting and geochemical sampling program in British Columbia, focused on identifying new gold and silver projects of merit.

ON BEHALF OF THE BOARD OF DIRECTORS

“Morgan J. Poliquin”

______________________________

Morgan J. Poliquin, M.Sc., P.Eng.

Director

The Toronto Stock Exchange has not reviewed nor accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.  Statements contained in this news release that are not historical facts are forward looking statements as that term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company's filing with the Securities and Exchange Commission.